Filed by Tyco International plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

Form S-4 File No.: 333-210588

Date: July 21, 2016

Explanatory Note: The following is a press release issued by Tyco International plc.

Investor Contacts: Antonella Franzen +1-609-720-4665 afranzen@tyco.com Ryan Edelman +1-609-720-4545 redelman@tyco.com	Media Contact: Stephen Wasdick +1-609-806-2262 swasdick@tyco.com

FOR IMMEDIATE RELEASE

Tyco Expects to Close Merger with Johnson Controls on September 2, 2016

Company Declares Accelerated Fourth Quarter Dividend of $0.23 Per Share

CORK, Ireland, July 21, 2016 – Tyco International plc (NYSE:TYC) today announced that it expects to close its merger with Johnson Controls, Inc. on September 2, 2016. The company also announced that its Board of Directors has declared an accelerated dividend of $0.23 per ordinary share, payable on August 26, 2016, to shareholders of record at the close of NYSE trading on August 5, 2016.

The accelerated dividend is in addition to the regular third quarter dividend scheduled to be paid on August 17, 2016 to shareholders of record on July 22, 2016. This accelerated dividend pulls forward the quarterly dividend that Tyco would have declared in its fiscal fourth quarter, and is intended to align dividend payments made to shareholders of Tyco and Johnson Controls prior to the closing of the merger. Closing of the merger is contingent upon, among other things, the approval of proposals related to the merger by shareholders of each company. The special meetings for shareholders of Tyco and Johnson Controls are scheduled for August 17, 2016.

ABOUT TYCO

Tyco (NYSE: TYC) is the world’s largest pure-play fire protection and security company. Tyco provides more than three million customers around the globe with the latest fire protection and security products and services. Tyco has approximately 57,000 employees in more than 900 locations across 50 countries serving various end markets, including commercial, institutional, governmental, retail, industrial, energy, residential and small business. For more information, visit www.tyco.com.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“JCI”) and Tyco International plc (“Tyco”), Tyco has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) that includes a joint proxy statement of JCI and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). The Registration Statement was declared effective by the SEC on July 6, 2016, and the definitive Joint Proxy Statement/Prospectus was first mailed to shareholders of JCI and Tyco on or about July 6, 2016. INVESTORS AND SECURITY HOLDERS OF JCI AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JCI, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC by JCI and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by JCI by contacting JCI Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and may obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@tyco.com or by calling (609) 720-4333.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Tyco’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may”, or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements. Actual results may differ materially from current projections.

Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction. Many factors could cause actual results to differ materially from these forward-looking statements, including, in addition to factors previously disclosed in Tyco’s reports filed with the SEC, which are available at www.sec.gov and www.Tyco.com under the “Investor Relations” tab, and those identified elsewhere in this communication, risks relating to the completion of the proposed transaction on anticipated terms and timing, including obtaining shareholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, the ability of Tyco and JCI to integrate their businesses successfully and to achieve anticipated synergies, changes in tax laws or interpretations, access to available financing, potential litigation relating to the proposed transaction, and the risk that disruptions from the proposed transaction will harm Tyco’s business.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

STATEMENT REQUIRED BY THE IRISH TAKEOVER RULES

The directors of Tyco accept responsibility for the information contained in this communication relating to Tyco and the directors of Tyco and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Tyco (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Lazard Frères & Co. LLC, which is a registered broker dealer with the SEC, is acting for Tyco International plc and no one else in connection with the proposed transaction and will not be responsible to anyone other than Tyco International plc for providing the protections afforded to clients of Lazard Frères & Co. LLC, or for giving advice in connection with the proposed transaction or any matter referred to herein.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

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